Filed by Energy Transfer Corp LP

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: The Williams Companies Inc.

Commission File No.: 001-4174

Date: September 28, 2015

Filed by Energy Transfer Corp LP
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: The Williams Companies Inc.
Commission File No.: 001-4174
Date: September 28, 2015
ENERGY TRANSFER EQUITY, L.P.
TO ACQUIRE WILLIAMS
Investor Presentation
September 28, 2015

LEGAL DISCLAIMER
Additional Information and Where to Find It
SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND THE REGISTRATION STATEMENT REGARDING THE TRANSACTION (THE
“TRANSACTION”) INVOLVING THE BUSINESS COMBINATION OF ENERGY TRANSFER EQUITY, L.P. (“ETE”) AND THE WILLIAMS COMPANIES, INC. (“WMB” AND/OR
“WILLIAMS”) CAREFULLY WHEN IT BECOMES AVAILABLE. These documents (when they become available), and any other documents filed by ETE, Energy Transfer Corp LP
(“ETC”) or Williams with the U.S. Securities and Exchange Commission (“SEC”), may be obtained free of charge at the SEC’s website, at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus by phone, e-mail or written request by contacting the investor relations department of ETE or Williams at the following: Energy Transfer Equity, L.P. The Williams Companies, Inc.
3738 Oak Lawn Ave. One Williams Center Dallas, TX 75219 Tulsa, OK 74172
Attention: Investor Relations Attention: Investor Relations
Phone: 214-981-0700 Phone: 800-600-3782
Participants in the Solicitation
ETE, ETC, Williams and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed merger. Information regarding the directors and executive officers of ETE is contained in ETE’s Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 2, 2015. Information regarding the directors and executive officers of Williams is contained in Williams’ Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 25, 2015. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed merger will be included in the proxy statement/prospectus.
Cautionary Statement Regarding Forward-Looking Statements
This communication may contain forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding the merger of ETE and Williams, the expected future performance of the combined company (including expected results of operations and financial guidance), and the combined company’s future financial condition, operating results, strategy and plans. Forward-looking statements may be identified by the use of the words “anticipates,” “expects,” “intends,” “plans,” “should,” “could,” “would,” “may,” “will,” “believes,” “estimates,” “potential,” “target,” “opportunity,” “designed,” “create,” “predict,” “project,” “seek,” “ongoing,” “increases” or “continue” and variations or similar expressions. These statements are based upon the current expectations and beliefs of management and are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results to differ materially from those described in the forward-looking statements. These assumptions, risks and uncertainties include, but are not limited to, assumptions, risks and uncertainties discussed in the most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q for each of ETE, ETP, SXL, SUN, WMB and WPZ filed with the U.S. Securities and Exchange Commission (the “SEC”) and assumptions, risks and uncertainties relating to the proposed transaction, as detailed from time to time in ETE’s, ETP’s, SXL’s, SUN’s, WMB’s and WPZ’s filings with the SEC, which factors are incorporated herein by reference. Important factors that could cause actual results to differ materially from the forward-looking statements we make in this communication are set forth in other reports or documents that ETE, ETP, SXL, SUN, WMB and WPZ file from time to time with the SEC include, but are not limited to: (1) the ultimate outcome of any business combination transaction between ETE and ETC and Williams; (2) the ultimate outcome and results of integrating the operations of ETE and Williams, the ultimate outcome of ETE’s operating strategy applied to Williams and the ultimate ability to realize cost savings and synergies; (3) the effects of the business combination transaction of
ETE, ETC and Williams, including the combined company’s future financial condition, operating results, strategy and plans; (4) the ability to obtain required regulatory approvals and meet other closing conditions to the transaction, including approval under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and Williams stockholder approval, on a timely basis or at all; (5) the reaction of the companies’ stockholders, customers, employees and counterparties to the proposed transaction; (6) diversion of management time on transaction-related issues; (7) unpredictable economic conditions in the United States and other markets, including fluctuations in the market price of ETE common units and ETC common shares; (8) the ability to obtain the intended tax treatment in connection with the issuance of ETC common shares to Williams stockholders; and (9) the ability to maintain Williams’, WPZ’s, ETP’s, SXL’s and SUN’s current credit ratings. All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on any of these forward-looking statements. These forward-looking statements speak only as of the date hereof. Neither ETE nor WMB undertakes no obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this communication or to reflect actual outcomes.

OVERVIEW OF ETE / WMB MERGER TERMS
Energy Transfer Equity, L.P. (“ETE”) has executed a definitive agreement to combine with Williams (“WMB”) in a transaction valued at approximately $38 billion as of September 25, 2015, including approximately $4.6 billion of assumed WMB debt
Implied offer price of $43.50 per WMB share as of September 25, 2015
Prior to execution, WMB and Williams Partners, L.P. (“WPZ”) agreed to terminate their merger agreement
ETE will form a partnership that will be treated as a corporation for tax purposes to be called Energy Transfer Corp LP (“ETC”) that will merge with WMB and survive the merger
WMB stockholders can elect to receive as merger consideration either ETC shares, ETC shares and cash, or cash
Elections to receive ETC shares will receive a fixed exchange ratio of 1.8716x ETC shares per WMB share
If all WMB stockholders elect to receive all cash or all ETC shares, then each WMB share would receive $8.00 in cash and 1.5274 ETC shares
Elections to receive ETC shares or cash are both subject to proration such that a cash pool of $6.05 billion will be fully allocated
WMB stockholders will also be entitled to a special dividend of $0.10 per WMB share declared immediately prior to closing
The special one-time dividend is in addition to the regularly scheduled WMB dividends to be distributed before closing

OVERVIEW OF ETE / WMB MERGER TERMS (CONT’D)
In addition, each ETC common share received by WMB stockholders in the merger will have attached to it one contingent consideration right (“CCR”)
The WMB Board wanted protection that the newly created ETC common shares would trade at least at parity to ETE common units
In response to that concern, ETE agreed that each WMB stockholder will receive 1 CCR per ETC share
The CCRs provide an “adjustment mechanism” for trading parity between ETC shares and ETE units through the potential to provide additional or reduced consideration to ETC shareholders should ETC shares trade, on average over the two year measurement period, at a premium or discount to the ETE units
ETC shareholders will receive a payment in respect of the CCR if the ETC common shares trade at a discount to ETE common units over the agreed measurement period
Any payment owed under the CCR can be made in ETC common shares (at the then-current value) or cash, at ETE’s election
ETC will benefit from a dividend equalization agreement through calendar 2018 with ETE that ensures that ETC shareholders will receive the identical cash dividend as ETE unitholders
WPZ will remain a separate, publicly traded MLP based in Tulsa, Oklahoma
The transaction is expected to be credit positive to ETE; no expected ratings impact on of any of the underlying MLPs
Transaction expected to close in first half of 2016, subject to WMB stockholder vote and receipt of regulatory approvals
No ETE unitholder vote is required
The combined ETE / WMB will create the third largest energy franchise in North America and one of the five largest global energy companies

COMBINATION CREATES A UNIQUE COLLECTION OF COMPATIBLE BUSINESSES THAT WILL DRIVE NEAR- AND LONG-TERM VALUE
Largest Energy Infrastructure Group
Creates the largest energy infrastructure company by combining two of the largest diversified MLPs, the second largest crude and logistics MLP, a fast-growing retail fuel MLP and an attractive LNG export opportunity
Significant commercial / revenue synergies derived from Energy Transfer’s integrated business model which provides end-to-end solutions for its customers
Combined business platform creates better service offerings and efficiencies for customers, driving increased producer activity
Dramatically enhances credit profile through greater scale, cash flow diversity and synergy potential
Significant Value Creation to All Constituencies
ETE
Unitholders
Transaction is immediately accretive to distributions by ETE
ETE’s distribution growth rate is expected to remain at its current level and for a longer period given the level of cost savings and commercial synergies
Addition of cash to the transaction consideration reduces ETC shares being issued by 260mm shares (or ~18.5% of the overall ETC share issuance) from ETE’s original offer
Increases the strategic and financial optionality for the Energy Transfer group, which creates potential for higher long-term growth for ETE
Broadens spectrum of institutional investors through the C-Corp entity structure
WMB
Stockholders
Increased scale and scope of operations and asset diversity – critical in a dynamic midstream space and in a challenging commodity price environment
Dividend accretion and significantly higher dividend growth rate than Williams standalone
Intended to qualify as a tax-free exchange to WMB stockholders (except with respect to cash received)
ETC shares expected to have considerable liquidity and a broader shareholder base
A dividend equalization agreement ensures distributions on ETC common shares equal to those on ETE common units through 2018
WPZ Unitholders
Accretive to WPZ distributions based on cost savings from implementing the Energy Transfer shared services model
New commercial opportunities, including the potential to pursue opportunities with and acquire assets from the overall Energy Transfer group
No adverse tax consequences
No expected impact to credit ratings
WPZ receives the benefit of $428mm break-up fee for the termination of its merger with WMB

ILLUSTRATIVE TRANSACTION
1 Energy Transfer Corp GP LLC and Energy Transfer Corp
LP (“ETC”) are formed; ETC elects to be taxed as a corporation for federal tax purposes
2 ETC issues shares and cash to WMB stockholders in exchange for all outstanding shares of WMB
WMB merges into ETC with ETC being the surviving entity
3
ETE issues ETE Class E units to ETC in an amount equal to the number of shares issued in the transaction
In exchange for the Class E units, ETC contributes WMB’s assets to ETE and ETE becomes a co-obligor of WMB’s outstanding debt
Class E units represent limited partnership interests of ETE and will be entitled to receive the same quarterly cash distribution per unit as the quarterly cash distribution per ETE common unit
ETE will provide all administrative services to ETC and otherwise indemnify ETC for all liabilities incurred by ETC
ETC will benefit from a dividend equalization agreement through 2018 with ETE that ensures ETC shareholders receive the identical cash dividend per ETC share as the cash distribution per ETE common unit
WMB’s revolving credit facility will be terminated at closing
4 Post closing, it is expected that ETE unitholders will have the option to exchange ETE units for ETC shares during selected exchange periods each year
Public Shareholders
Energy Transfer Corp GP LLC
2
Williams Companies, Inc.
(NYSE: WMB)
Merger
Energy Transfer Corp LP (taxed as a C-Corp) (NYSE: ETC)
ETC Shares with CCR + Cash Proceeds
1
3
4
WMB Assets and
Liabilities + Dividend Equalization Agreement + Administrative Services Agreement
ETE Class E Units / ETC Shares
LE GP
Public LP Unitholders
Energy Transfer Equity, L.P.
(NYSE: ETE)
Transaction Sources and Uses
Sources ($mm)
ETC Shares $26,823 New Transaction Debt 6,045 Assume WMB Debt 4,193 ETE Revolver Draw 634
Total Sources $37,695
Uses ($mm)
Purchase of WMB Equity $32,868 Assume WMB Debt 4,193 Terminate WMB Revolver 434 Transaction Expenses 200
Total Uses $37,695
Note: Market data as of 9/25/2015.

CONSIDERATION OVERVIEW AND CCR MECHANICS
Consideration Overview
WMB stockholders can elect to receive ETC common shares, cash or a mix of both in the merger, with cash and stock elections to be prorated such that the full cash pool of $6.05 billion is paid out as consideration in the merger (1)
Projected Pro Forma ETE Economic Ownership
ETE Ownership
Legacy WMB Ownership
52.4%
47.6%
CCR Mechanics
CCR creates a “true up” mechanism if ETC and ETE trade differently over the first 2 years post closing of the merger (“Measurement Period”)(2)
In the event ETC trades at a discount (a “Shortfall Amount”), ETE can settle the CCR through a cash payment equal to the Shortfall Amount or through the issuance of additional ETC shares equal in value to the Shortfall Amount (based on the then current trading price of the ETC shares)
Along with the settlement of any Shortfall Amount, ETE will also issue to ETC a proportionate number of Class E units
In the event that ETC shares trade at a premium to ETE units (an “Excess Amount”) during the Measurement Period, ETE will be entitled to cancel a number of Class E units equal to the Excess Amount (based on the then current price of the ETC shares)
Automatic early cancellation of the CCR (without penalty) if the daily VWAP of ETC trades above ETE for 20 consecutive trading days during the Measurement Period and at the end of such 20-day period there is no Shortfall Amount outstanding
(1) If all WMB stockholders elect cash or, alternatively, all stock, each WMB share would be exchanged for $8.00 in cash and 1.5274 ETC shares.
(2) Excluding the first 30 days following the announcement of the transaction.

PRO FORMA ENERGY TRANSFER ORGANIZATIONAL STRUCTURE



ENERGY TRANSFER CORP LP
(NYSE: ETC)
ENERGY TRANSFER EQUITY, L.P.
(NYSE: ETE)
58.8% LP Interest
100% GP / IDRs
100%
Interest (1)
100% GP / IDRs (2)
~1% LP Interest
100% GP / IDRs
90% GP / IDRs
(Class H Units)
WILLIAMS PARTNERS, L.P.
(NYSE: WPZ)
Baa2 / BBB / BBB
SUNOCO LP
(NYSE: SUN)
Ba2 / BB / BB
~60% LP
Interest
ENERGY TRANSFER
PARTNERS, L.P.
(NYSE: ETP)
Baa3 / BBB- / BBB-
27% LP
Interest
10% GP
/ IDRs
SUNOCO LOGISTICS
PARTNERS L.P.
(NYSE: SXL)
Baa2 / BBB / BBB
ENERGY TRANSFER LNG
60%
Interest
40%
Interest
Lake Charles
LNG (Regas)
Lake Charles
LNG
Export Co
Legend:
Publicly
Traded MLP
Pro Forma
Operating
Business

(1) Owner and operator of LNG facility in Lake Charles, LA and expected nucleus of new stand-alone MLP.
(2) Reflects ETE/ETP- SUN LP GP/IDR Exchange

8

ETC PREMIUM VALUE OPPORTUNITY

Vast C-Corp Market Compared to MLPs[1]


US Equity
Market Cap
~ $20T
MLPs ~
$~500B

ETC Advantages

- MLP C-Corp structure well received by the market
- 60% of pro forma float at ETC
- 1099 rather than K-1 for tax purposes
- Provides access to broader range of high quality institutional investors including pension funds, endowments, and foreign investors
- Liquidity of C-Corps allows investors to build meaningful positions
- Eligible for broader index inclusion (S&P 500, S&P Energy)
- Strategic currency for use in future acquisitions

Blue Chip Investors Likely to be Focused on ETC

Fidelity Investments | Vanguard | BlackRock | T.Rowe Price Invest with Confidence

Franklin Templeton Investments | Wellington Management | MFS Investment Management | Capital Research Global Investors

Source: Bloomberg, Alerian, S&P, Dealogic, FactSet.
(1) US Equity Market Cap based on Wilshire 5000 Total Market Index as of 9/25/2015.

9

BALANCE SHEET SCALE, MANAGING COST OF CAPITAL, AND OPTIONALITY WILL DETERMINE LONG-TERM WINNERS
Enterprise Value vs. Top Energy Companies(1)
($ in billions) $379
$332
$149
$269
$193
Pro Forma
$139
$138
$135
$124
$113
$108
$81
$79
$73
Major Midstream Oilfield Services E&P
ETE Family to Include Three of the Largest Investment Grade MLPs by Enterprise Value(1)
($ in billions)
$73
$68
$52
$29
$23
$23
$21
$17
$16
$12
EPD ETP WPZ PAA EEP SEP OKS MMP SXL WES
Baa1 Baa3 Baa2 Baa2 Baa3 Baa2 Baa2 Baa1 Baa3 Baa3 Credit BBB+ BBB- BBB BBB+ BBB BBB BBB BBB+ BBB BBB- Rating BBB+ BBB- BBB BBB BBB BBB-
Source: FactSet. Market data as of 9/25/2015
(1) Enterprise Value calculated as Market Value of Equity + Preferred Equity + Consolidated Net Debt + NCI. Includes GP Value for MLPs, where applicable. GP value calculated as LP Equity Value /
(1 - %GP Cash Flow) x %GP Cash Flow.
(2) Pro forma for RDS and BG acquisition. Enterprise value calculated as sum of standalone enterprise values. (3) Pro forma for CAM acquisition. Enterprise value calculated as sum of standalone enterprise values.

MERGER CREATES ONE OF THE LARGEST ENERGY FRANCHISES IN THE U.S
Natural Gas
NGLs
Crude Oil
Largest G&P MLP and NGL Producer in the U.S.
Largest transporter of natural gas in the U.S.
3rd largest NGL business in the U.S.
3rd largest MLP transporter of crude oil in the U.S.
2nd largest planned
LNG Export facility in the U.S.
Leading
non-refining gasoline distributor in the U.S.
Over 11 Bcfd processed and 498 Mbpd of NGL produced
Transport volumes representing approximately 35% of U.S. natural gas production
Fractionating 12% of NGL volumes in Mont Belvieu with plans to more than double capacity
Transport more than 15% of crude oil in the U.S.
Represents 15% of current approved U.S. LNG exports
Supply ~5% of U.S. retail gasoline sales

…WITH A DIVERSIFIED PORTFOLIO OF COMPLEMENTARY
BUSINESSES AND FINANCIAL SCALE ACROSS THE GROUP
Enterprise Value of ~$150 billion and over $10 billion of Pro Forma Consolidated EBITDA
Peer outperformance across entire ETE family
Indexed unit price performance since January 1, 2013
250% 200% 150% 100% 50% 0% (50%)
Jan-13 May-13 Oct-13 Mar-14 Jul-14 Dec-14 May-15 Sep-15 ETE ETP SXL SUN WPZ Alerian Index
ETE Family Peer Group (1) Price Total Perf. Return
ETE 104% (9%) 11%
SUN 34% 18% 48% WPZ 13% 30% (11%) 5% SXL 18% 11% 10% (9%) 15% ETP 0% (11%) 5% AMZ (18%) (4%)
Partners
Market Cap $21.2 billion $7.0 billion $2.5 billion NA
Distribution /
$4.14 $1.75 $2.77 NA unit (LQA)
LQA EBITDA $6.0 billion (2) $1.3 billion $0.5 billion (3) $0.2 billion
Credit Ratings Baa3 / BBB- Baa3 / BBB Ba2 / BB NA
Key Operating ~62,500 miles of natural ~5,800 miles of crude oil ~6,700 sites and 6 3 LNG storage tanks
Assets gas and NGL pipelines pipelines terminals in attractive Regasification & discharge
Over 65 processing plants, ~2,400 miles of product pipelines markets peak capacity treating plants and 39 active refined products Presence in 30 states Max rate: 2.1Bcf/d fractionators marketing terminals More than 4.3 billion Run rate: 1.8Bcf/d
59 million barrels of Interests in 12 product and crude gallons of annual motor fuel Take-or-pay contract with underground liquids storage oil pipelines and terminal JV’s sales BG through 2030
Source: Factset. Market data as of 9/25/2015.
(1) ETE peers: WGP, ENLC, PAGP, SE, TRGP, KMI and OKE; ETP and WPZ peers: EPD, PAA, EEP, SEP and OKS; SXL peers: MMP, BPL, TLLP, NS, GLP, PAA, RRMS, BKEP, and TLP; SUN peers: CAPL and GLP. (2) EBITDA as reported, includes consolidated subsidiaries.
(3) $307mm 2014 FYE EBITDA + $161mm annual EBITDA from Susser Holdings dropdown transaction on 7/31/15

UNIQUE AND COMPLEMENTARY GEOGRAPHIC FOOTPRINT TO HELP DRIVE INCREASED ENERGY PRODUCTION…
ETP Assets SXL Assets WPZ Pipelines WPZ Gas Processing Plants WPZ LPG Fractionators 1,468 Crude Production (Mbpd)
1,155
9 Natural Gas Production (MMcf/d)
9
‘03 ‘15 ‘03 ‘15
Bakken
4,478 16,372 2,571 399 114
‘03 ‘15 ‘03 ‘15
Niobrara
5,2796,342
2,038 6,718 0 74 1
897 ‘03 Marcellus ‘15 ‘03 ‘15 ‘03 Permian ‘15 ‘03 ‘15 1 58 84 ‘03 ‘15 ‘03 ‘15
Haynesville
Development Projects
Marcus Hook Eagle Point Nederland
Lake Charles LNG Rover Pipeline Dakota Access Pipeline Lone Star Express Pipeline Crude Conversion Pipeline Revolution Project Bayou Bridge Pipeline
Combined Sunoco Retail Platform
Company Operated
Dealer / Distributor Operated
Source: Company disclosures, DI Desktop and EIA Drilling Productivity Report; August 2015 (1) Includes unconsolidated affiliates volumes
6,864
1,482
0 0
‘03 ‘15 ‘03 ‘15
Eagle Ford
Energy
Asset Summary Transfer Williams Pro Forma
Pipeline (miles) 71,000 33,000 104,000
Gathering & Processing
9,400,000 ~10,000,000 ~19,400,000 Throughput (MMBtu/d)
NGL Production (Mbpd) 370 128 498
Natural Gas
Transported (MMBtu/d) 21,280,000(1) 11,348,000 32,628,000

…CREATES A COMPELLING INTERSTATE NATURAL GAS PIPELINE COMBINATION
THAT PROVIDES BENEFITS FOR PRODUCERS AND END USE CUSTOMERS…
Northwest Pipeline
Constitution
Atlantic Sunrise
Rover Panhandle Eastern Appalachian
Connector
Transwestern Trunkline Fayetteville Express
Transco Midcontinent Express
Sabal Trail (1)
Tiger
Florida Gas Transmission
Gulfstream Sea Robin
(1) Sabal Trail represented unexercised purchase interest of 17%.

…AND A FULLY INTEGRATED LIQUIDS PLATFORM
ACROSS NORTH AMERICA
The ability to integrate a producer liquids end-to-end solution will better serve customers and alleviate bottlenecks currently faced by producers
Energy Transfer
NGL Pipelines Crude Projects NGL Projects LNG Facilities Fractionator
Sunoco Logistics
Refined Products Crude Products Growth Projects Facility
Williams
LPG Pipelines Crude Products Chemical Plant LPG Fractionator Hutchison Rail Terminal
1

ETE WILL CONTINUE TO BENEFIT FROM STRONG CASH FLOW GROWTH
Distributions Received From Underlying Operating Partnerships(1)
($ in millions)
LP | ETP
GP + IDRs | ETP LP | RGP
GP + IDRs | RGP Class H | SXL GP + IDRs | SUN Lake Charles LNG LP | WPZ(2) GP + IDRs | WPZ(2)
(2)
$11 $48 $441 $180
$13 $48 $534 $180
$35 $14 $48 $574 $268
$195 $36 $103 $99 $641 $119
$1,834 $196 $22 $266
$1,297
$54
$3,952
$927
$1,191
$196 $22 $266 $1,297
$54
2011 2012 2013 2014 2015E Status Quo 2015E Pro Forma
Cash Flow Contribution to ETE
By Source 2015E Status Quo 2015E Pro Forma
ETP SXL SUN LC LNG WPZ
1%
11%
14%
74%
34% 54%
7% 5%
0%
By Source
2015E Status Quo 2015E Pro Forma
Rating
AA(3)
BBB BBB- BB
1% 11% 14%
74%
1% 5%
34%
60%
Note: Assumes effective WMB transaction close date of 1/1/2015 for illustrative purposes.
(1) Figures exclude ETE SG&A. 2012 and 2013 ETP GP + IDRs include dividends from Holdco. Class H includes ~50% (~90% after SXL / Bakken transfer) of SXL GP and IDR cash flows, excluding the impact of IDR subsidies and subsidy offsets. Excludes WMB NGL / Petchem cash flow and impact of IDR subsidy to ETP.
(2) WPZ projections are derived from Williams’ and Energy Transfer Management forecast. Excludes the effects of synergies. (3) Assumes AA rating for unencumbered LC LNG cash flows (current Shell rating)
2

MERGER ACCELERATES ETE
TOWARDS INVESTMENT GRADE RATINGS
Pro Forma Capital Structure
Actual Transaction Pro Forma ($ in millions) 6/30/2015 Adjustments 6/30/2015
Cash and Cash Equivalents $1 $0 $1
Debt:
ETE Senior Secured Revolving Credit Facility due Dec. 2018 $230 $634(1) $864 ETE Senior Secured Term Loan due Dec. 2019 2,190 0 2,190 ETE Senior Notes due Oct. 2020 1,187 0 1,187 ETE Senior Notes due Jan. 2024 1,150 0 1,150 ETE Senior Notes due June 2027 1,000 0 1,000 Assumed WMB Senior Notes 0 4,193 4,193 New Transaction Debt 0 6,045 6,045
ETE Total Debt $5,757 $16,629
Pro Forma Interest Rate Exposure (2)
Floating 18%
Fixed 82%
Total Debt = $16,629 million
Pro Forma Maturity Profile ($ millions)
Excludes new transaction debt
$2,688 $2,400 $2,222
$32 $1,206 $1,250 $1,688 $864 $850
$19 $2,190 $371 $634 $1,187 $1,150 $1,000 $850
$0.3 $230 $371
2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 - 2044(1)
Existing ETE Revolver ETE Revolver Draw ETE Term Loan ETE Senior Notes Assumed WMB Debt
(1) Assumes WMB revolver paydown and termination. Includes estimated transaction costs.
(2) Term Loans subject to 75bps LIBOR floor. Transaction notes assumed to be fixed rate upon permanent financing.
3

ORGANIC DEVELOPMENT AND ACQUISITIONS HAVE
DRIVEN AND WILL CONTINUE TO DRIVE STRONG CASH FLOW GROWTH
Completed ~$5 billion in organic projects and acquisitions since 2010
SXL
Completed ~$41 billion(1) in organic projects and acquisitions since 2011
ETP
Completed ~$25 billion(2)
WPZ in organic projects and acquisitions since 2013
Growth Drivers
Allegheny Access
Permian Express Franchise
Granite Wash Extension
Eaglebine Express
Longview & Louisiana Extension
“Mariner” Franchise
Delaware Basin Extension
Bakken Crude Pipeline Project
Growth Drivers
Bakken Crude Pipeline Project / Bayou Bridge Pipeline
ET Rover Pipeline Project
Natural Gas Exports to Mexico
Lone Star Expansions and NGL Export Opportunity
Eagle Ford & Permian Basin Expansion Projects
Revolution
Utica Ohio River Joint Venture
Growth Drivers
Atlantic Sunrise
Constitution Pipeline
Rockaway Lateral
Additional Gulfstars
Kodiak
Gulf Trace
Appalachian Connector
Gunflint
Geismar II
Propylene Dehydrogenation Project (PDH-1&2)
CURRENT ENERGY TRANSFER BOARD-APPROVED GROWTH PROJECTS OF APPROXIMATELY
$23 BILLION; WMB / WPZ PURSUING OVER $30 BILLION OF GROWTH PROJECTS
(1) Includes $18.0 billion of LP market value and net debt associated with Regency Energy Partners acquisition. (2) Includes $16.0 billion of LP market value and net debt associated with Access Midstream acquisition.
4

ACQUISITION FURTHER ENHANCES OUR KEY STRENGTHS

WMB/WPZ is a major complement to Energy Transfer's existing business and will benefit from its integrated business model

		Franchise Strengths	Opportunities
ETP / SXL / WPZ	Interstate Natural Gas T&S	• Access to multiple shale plays, storage facilities and end-markets • Approximately 90% of revenue from reservation fee contracts • Well-positioned to capitalize on changing marketplace dynamics	• Marcellus natural gas takeaway to the Midwest, Gulf Coast, and Canada • Backhaul to LNG exports and new petrochemical demand on Gulf Coast • Expansions of Transco into NY, PA, NJ, and VA through Constitution, Atlantic Sunrise, Appalachian Connector, and other projects underway
ETP / SXL / WPZ	Intrastate Natural Gas T&S	• Well-positioned to capture additional revenues from anticipated changes in natural gas supply and demand in next 5 years • Largest intrastate natural gas pipeline and storage system on the Gulf Coast	• Development of the emerging Waha Hub • Natural gas exports to Mexico • Additional demand from LNG and petrochemical development
ETP / SXL / WPZ	Midstream	• Fastest growing midstream franchise in the Eagle Ford and Permian • Best in class asset base in Marcellus / Utica basins	• Gathering and processing build out in Texas and Marcellus • Synergies with ETP downstream assets (NGLs) • More than $5 billion of growth projects planned in the next five years • Integration of Williams Northeast midstream assets into ETE family
ETP / SXL / WPZ	Lone Star NGL	• A world-class integrated platform processing, transporting, fractionating, storing and exporting NGLs • Fastest growing NGLs business in Mont Belvieu • Integrated with Energy Transfer's midstream business	• Increased volumes from transporting and fractionating ETP Midcontinent volumes • Increased fractionation volumes as NGL agreements expire
ETP / SXL / WPZ	Petchem	• World class Petchem franchise in Gulf Coast and Canada • Key assets: Geismar olefins facility, Canadian olefins	• Geismar II, Alberta PDH plant, Alberta Syncrude Offgas project
ETP / SXL / WPZ	Liquids Transportation & Services	• Bakken Crude Oil pipeline supported by long-term fee-based contracts; expandable to 570,000 bpd • Mariner East provides significant Appalachian liquids takeaway capacity connecting NGL volumes to export opportunities at Marcus Hook • Overland Pass, Texas Belle, Promesa and Bayou NGL Pipelines add further franchise strength	• Bakken crude takeaway to Gulf Coast refineries • Permian crude, condensate and NGL takeaway • Ethane and Propane exports out of Marcus Hook • Transportation of incremental liquids volumes from Williams footprint
SUN	Wholesale and Retail Fuel Distribution and Marketing	• Diversified sales channels, long-term fee-based contracts and significant real estate holdings represent wide revenue mix • Vast drop down inventory expected to significantly expand SUN's scale and provide further geographic diversity	• Wholesale fuel distribution / retail consolidation • Entry of Sunoco brand into Texas and neighboring states
LNG	LNG Regas and Export	• Liquefaction transforms Lake Charles LNG into bi-directional facility capable of exporting and importing LNG • Finalized terms with BG on a minimum 25-year tolling contract	• LNG Export facility nearing construction phase • ETP pipelines are the only means to deliver gas to Lake Charles LNG

5

WELL OVER $2 BILLION OF POTENTIAL EBITDA FROM COMMERCIAL SYNERGIES
Appalachia / Northeast
Integration of WPZ liquids footprint into SXL’s Mariner East /
Marcus Hook franchise; PDH development
Expanded processing, gathering, and fractionation / storage
Rover synergies, capacity optimization
WPZ compression synergies
West / Rockies
Northwest Pipeline / Transwestern Pipeline service optimization
WPZ / ETP Rockies liquids plants synergies
Texas / MidCon
G&P operational efficiencies in the Eagle Ford, Permian, and Midcontinent
Eagle Ford processing operational efficiencies
Capital Efficiencies
New capital opportunities and prioritization of existing projects
Gulf Coast
Incremental liquids barrels funneled into
ETP’s Lone Star
ETP Assets SXL Assets Williams Assets
Annual Commercial Synergies of
>$2 billion of EBITDA by 2020
6

SUBSTANTIAL OPPORTUNITY TO REALIZE SHARED SERVICE COST SAVINGS
Value Creation
Low execution risk
~$300 to 400 million expected annual cost synergies
Run-rate cost synergies expected to be achieved by 2017
HR Internal Audit SOX Tax Insurance Accounting Treasury Risk IT Corporate Compliance &
& Finance Management Services Governmental
& Real Estate Affairs
Shared Service Implementation Is Similar to Our Highly Successful Approach With Sunoco, Inc.
7

BETTER POSITIONED TO CREATE VALUE WITH ONE OF NORTH AMERICA’S LARGEST PRODUCERS
Chesapeake
Production Profile (1)
Significant Improvement in Coverage for Chesapeake to Create Win-Win Outcomes for Energy Transfer and Chesapeake
2016E
Total = 1,468 Bcfe
Energy Transfer
Franchise Expertise Marcellus
10%
Combined Footprint 16% Expands Service Offering to Chesapeake and Increases Flexibility
Rockies
Mid-Con
Utica
74%
Barnett Haynesville
Natural Gas
Crude Oil
NGL
Eagle Ford
Legend
Chesapeake Production Areas Energy Transfer Pipelines Sunoco Logistics Pipelines Williams Pipelines
Source: Wall Street Research, Investor Presentations, Hart Energy Rextag (1) Based on Wall Street Research
(2) Williams combined with ETP, SXL, and SUN 2016E EBITDA. Excluding synergies.
8

KEY TAKEAWAYS
ETE / ETC will derive its cash flow strength from:
– Three of the largest investment grade diversified MLPs (ETP, SXL and WPZ) as well as a fast growing retail fuel MLP (SUN)
– Increasing incentive distributions resulting from significant growth projects that have been announced by ETP, SXL and WPZ
– Direct participation in a substantial LNG export opportunity with fixed fees for 25 years from high credit quality customer
Largest energy infrastructure group
The merger creates numerous benefits:
– Enhances overall cash flow diversification by commodity exposure, geographic areas and customer base
– Increases long-term cash flow growth
– Improves pro forma credit profile
– ETC is strategic currency for use in future acquisitions
ETE / ETC will be stronger and better positioned with even greater strategic and financial optionality
WMB benefits from the size and strength of a broader, more diversified platform:
– Tax deferred exchange using a C-Corp structure
– Attractive premium with significant upside through ownership of ETC common shares
– Higher dividends per share and dividend growth than WMB on a stand alone basis
Consolidated group has better potential for growth in a volatile commodity price environment
9

ILLUSTRATIVE TRANSACTION TIMELINE
Expected timing from announcement to closing
Subject to SEC review & regulatory approval
September 2015
Prepare proxy / registration statement
Begin regulatory approval process
File proxy statement / S-4 registration statement
WMB Stockholder Vote
First half of 2016: Merger Close
File for Regulatory (HSR) Approval
Integration plan will result in one functional organization at closing
10

Forward-looking Statements

This communication may contain forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding the merger of ETE and Williams, the expected future performance of the combined company (including expected results of operations and financial guidance), and the combined company’s future financial condition, operating results, strategy and plans. Forward-looking statements may be identified by the use of the words “anticipates,” “expects,” “intends,” “plans,” “should,” “could,” “would,” “may,” “will,” “believes,” “estimates,” “potential,” “target,” “opportunity,” “designed,” “create,” “predict,” “project,” “seek,” “ongoing,” “increases” or “continue” and variations or similar expressions. These statements are based upon the current expectations and beliefs of management and are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results to differ materially from those described in the forward-looking statements. These assumptions, risks and uncertainties include, but are not limited to, assumptions, risks and uncertainties discussed in the most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q for each of ETE, ETP, SXL, SUN, WMB and WPZ filed with the U.S. Securities and Exchange Commission (the “SEC”) and assumptions, risks and uncertainties relating to the proposed transaction, as detailed from time to time in ETE’s, ETP’s, SXL’s, SUN’s, WMB’s and WPZ’s filings with the SEC, which factors are incorporated herein by reference. Important factors that could cause actual results to differ materially from the forward-looking statements we make in this communication are set forth in other reports or documents that ETE, ETP, SXL, SUN, WMB and WPZ file from time to time with the SEC include, but are not limited to: (1) the ultimate outcome of any business combination transaction between ETE and ETC and Williams; (2) the ultimate outcome and results of integrating the operations of ETE and Williams, the ultimate outcome of ETE’s operating strategy applied to Williams and the ultimate ability to realize cost savings and synergies; (3) the effects of the business combination transaction of ETE, ETC and Williams, including the combined company’s future financial condition, operating results, strategy and plans; (4) the ability to obtain required regulatory approvals and meet other closing conditions to the transaction, including approval under HSR and Williams stockholder approval, on a timely basis or at all; (5) the reaction of the companies’ stockholders, customers, employees and counterparties to the proposed transaction; (6) diversion of management time on transaction-related issues; (7) unpredictable economic conditions in the United States and other markets, including fluctuations in the market price of ETE common units and ETC common shares; (8) the ability to obtain the intended tax treatment in connection with the issuance of ETC common shares to Williams stockholders; and (9) the ability to maintain Williams’, WPZ’s, ETP’s, SXL’s and SUN’s current credit ratings. All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on any of these forward-looking statements. These forward-looking statements speak only as of the date hereof. Neither ETE nor WMB undertakes no obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this communication or to reflect actual outcomes.

Additional Information

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. This communication relates to the entry by ETE and Williams into definitive agreements for a combination of the two companies. In furtherance of this proposal and subject to future developments, ETE, ETC and Williams may file one or more registration statements, proxy statements or other documents with the SEC. This communication is not a substitute for any proxy statement, registration statement, prospectus or other document ETE, ETC or Williams may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF ETE AND WILLIAMS ARE URGED TO READ THE PROXY STATEMENT(S), REGISTRATION STATEMENT, PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION TRANSACTION. Any definitive proxy statement(s) (if and when available) will be mailed to stockholders of Williams. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by ETE, ETC and Williams through the web site maintained by the SEC at http://www.sec.gov. Copies of the documents filed by ETE and ETC with the SEC will be available free of charge on ETE’s website at www.energytransfer.com or by contacting Investor Relations at 214-981-0700 and copies of the documents filed by Williams with the SEC will be available on Williams’ website at investor.williams.com.

ETE and its directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding the directors and officers of ETE’s general partner is contained in ETE’s Annual Report on Form 10-K filed with the SEC on March 2, 2015 (as it may be amended from time to time). Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and other relevant documents filed with the SEC if and when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from ETE using the sources indicated above.

Williams and its directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding the directors and officers of Williams is contained in Williams’ Annual Report on Form 10-K filed with the SEC on February 25, 2015 (as it may be amended from time to time). Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and other relevant documents filed with the SEC if and when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Williams using the sources indicated above.

Energy Transfer Equity, L.P.

Investor Relations:

Brent Ratliff, 214-981-0795

or

Lyndsay Hannah, 214-840-5477

or

Media Relations:

Granado Communications Group

Vicki Granado, 214-599-8785

mobile: 214-498-9272

or

Brunswick Group

Steve Lipin, 212-333-3810

or

Mark Palmer, 214-254-3790

or

The Williams Companies, Inc.

Investor Relations:

John Porter, 918-573-0797

or

Brett Krieg, 918-573-4614

or

Media Relations:

Lance Latham, 918-573-9675

or

Joele Frank, Wilkinson Brimmer Katcher

Dan Katcher, Andrew Siegel or Dan Moore, 212-355-4449